FOR IMMEDIATE RELEASE	October 17, 2014

Micromem Awarded Patent for Oil Pan Plug Sensor

Toronto, New York, October 17, 2014: Micromem Technologies Inc. (“Micromem”) (CSE: MRM, OTCBB: MMTIF) through its wholly owned subsidiary, Micromem Applied Sensor Technologies Inc. (“MAST”) is pleased to announce that on October 15th, 2014 the United States Patent and Trademark Office advised Micromem a Notice of Allowance allowing all of the claims on Micromem’s MultiModal Fluid Condition Sensor Platform and System Therefor (the “Product”) has been sent.

This is the first of six (6) patents in this field to be accepted that Micromem has filed. It is expected that the remaining five (5) Notices of Allowance will follow over the next 6-8 weeks. This patent is the result of a two year collaboration with our American automobile client and is a device designed with the requirements of our client in specific, and the industry to build and design smart and connected vehicles. This Product will provide game changing technology to the automotive sector. Through our recently announced agreement with Flextronics (September 10th 2014), this Product will benefit from the manufacturing quality and distribution of a world class Tier One company.

This patent and our agreement with Flextronics gives Micromem a lead in the delivery and distribution of the Oil Pan Plug Sensor Suite. This Product demonstrates our business model of partnering with industry leaders to build and design products specific to their requirements and meet the needs of making technology smart thorough the use of sensors and is a clear demonstration that the “Internet of things” is here.

In addition, it is expected that Micromem will soon have the Notices of Allowance for its patents on the Northeast Utilities Transformer Partial Discharge sensor product.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CSE: MRM) company. MASTInc analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
                CSE - Symbol: MRM
Shares issued: 185,366,597
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
Subscribe to receive News Releases by Email on our website’s home page. www.micromeminc.com